AIR LIQUIDE™


07022435

RECEIVED
2007 APR -9 P 1:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

*SERVICE ACTIONNAIRES*

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01.40.62.55.55
Fax : 01.40.62.54.65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Mr. Elliot STAFFIN
**U.S. Securities and Exchange Commission**
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
**Washington, DC 20549**

By DHL

PROCESSED
APR 1 2 2007
THOMSON FINANCIAL

SUPPL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 3 Press releases1 from 20 to 29 March and 3 April
- 3 statements of stock buy-back program in French with frame translation in English
- 1 letter to Shareholders issued in March (English version)
- 3 Euronext Paris Notices 16 to 29 March
- 1 invitation to shareholders' meeting.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by fascmile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ____________________ Paris, April 4, 2007
Name: Bruno de La Villarmois
Title: Responsable Service Actionnaires

Encl.

dw 4/10





*information*


Trinidad
Venezuela

Paris, April 3, 2007

*Press Release*

# *New investment in Trinidad and Tobago*

Trinidad and Tobago's considerable natural gas and oil resources have enabled it to become the most industrialized nation in the Caribbean region. **Trinidad and Tobago is one of the world's leading exporters of methanol** with 6.5 million tonnes per year, **and ammonia** with 6.7 million tonnes per year.

**Air Liquide Trinidad and Tobago** already serves the major producers of this sector in Trinidad, many of which are embarking on expansion plans, because of the high demand for their products. Methanol, for instance, is a petrochemical used to manufacture products such as synthetic textiles, foam cushions, recyclable plastics, household paints or adhesives.

In this context, the **need for industrial gases** of Air Liquide Trinidad and Tobago's clients has grown significantly, leading to **an investment of over 40 million euros in a new air separation unit** (ASU) with a capacity of **720 tonnes per day of gaseous oxygen** and **1,500 tonnes per day of gaseous nitrogen**. This new unit will serve existing customers as well as new projects. The ASU is scheduled to begin operation in mid-year 2009 and will be located in Point Lisas, the country's main industrial basin.

**Pierre Dufour**, Executive Vice-President, Air Liquide Group, in charge of the World Business Line Large Industries, stated: ***"This new investment in Trinidad is an example of our team's ability to build long-term relationships based on proximity with our customers and to accompany them all around the world. This investment is also further proof of our Group's commitment to pursue its growth strategy in dynamic areas".***

*************************

*Present in 72 countries, **Air Liquide** is a world leader in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 37,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totalled 10,949 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

***For further information, please contact:***

***Air Liquide Group Corporate Communications***
***Dominique Maire ☎ (33)(0)1 40 62 53 56***
***Corinne Estrade-Bordry ☎ (33) (0)1 40 62 51 31***

**www.airliquide.com**



*information*

Paris, March 29, 2007

*Press Release*

## *Air Liquide Electronics in partnership with the first fab in India*

**The semiconductor industry is starting in India**. While India already has a high profile for software and chip design, the manufacturing of integrated circuits is expected to start and accelerate rapidly, with a huge potential for growth. Last February, the government officially announced **the semiconductor policy**, with special incentive packages to attract investors.

Today, **HSMC (Hindustan Semiconductor Manufacturing Co.)**, an Indian company recently created, officially **announced a massive investment in the first 200 mm fab in India**. The ceremony took place today in Delhi in the presence of the Minister of Communication and IT, and of the CEO of Infineon, the company selected as technology partner.

**Air Liquide and HSMC officially signed today an agreement** for the **supply of all gases, gas and chemical distribution systems and related services** in the high tech park where the investment will take place.

**Christophe Fontaine**, Vice-President Electronics, Air Liquide Group, declared: ***"We are very honored and proud to have been selected by HSMC as a key partner for all ultra-pure gases and related solutions. We are at the beginning of a new adventure in India. I am very confident in the success of this project, and of the bright future of the semiconductor industry in India. This success gives Air Liquide India a key position in this booming sector and is a further step in the growth of Air Liquide in emerging countries."***

**Dr Verma**, Chairman of HSMC, commented: ***"I am excited to start this project with Air Liquide, a leading gas supplier to the electronics industry worldwide. This partnership is the result of many months of work and mutual trust between our two companies."***

*__HSMC (Hindustan Semiconductor Manufacturing Co.)__ is an eminent group of NRIs (Non Resident Indians) from Silicon Valley who have nurtured flourishing high tech companies in the US for networking, optical communications, wireless products and semiconductors. In India, the HSMC focus will be on systems on chips for products like mobile phones, IT cards, and automotive chipsets.*

*With 3,000 employees, __Air Liquide Electronics__ recorded sales of 864 million euros in 2006. Air Liquide supplies ultra-pure gases, specialty gases, new molecules, related equipment and customized services. To enhance its proximity to the booming semiconductor market in Asia, the Electronics division management is based in Tokyo.*

*Since 1992, __Air Liquide__ has two activities operating __in India__: The __Engineering and Construction division__ to design and install Air Separation Units (ASUs), and the __Gas division__ with units supplying oxygen, nitrogen, argon and hydrogen mainly dedicated to steel, automobile, pharmaceutical, petrochemical, glass and other industrial markets. Located in __New Delhi, Hyderabad and Vadodara__, Air Liquide India employs nearly 300 people with sales in 2006 of around 30 million euros.*

*************************

*Present in 72 countries, __Air Liquide__ is a world leader in industrial and medical gases and related services. The Group offers __innovative solutions__ based on constantly enhanced __technologies__. These solutions, which are consistent with Air Liquide's commitment to __sustainable development__, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 37,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on __trust__ and __transparency__ and guided by the principles of __corporate governance__. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted __strong and steady earnings growth__. Sales in 2006 totalled 10,949 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

***For further information, please contact:***

***Dominique Maire ☎ (33)(0)1 40 62 53 56***
***Corinne Estrade-Bordry ☎ (33) (0)1 40 62 51 31***

www.airliquide.com

AIR LIQUIDE

*information*

Paris, March 20, 2007

*Press Release*

## *New Contract with Sinopec in Qingdao, China*

**Air Liquide, present in Qingdao since 1995, has entered into a new long-term agreement with Qingdao Refining & Chemical Co., Ltd, a subsidiary of Sinopec** (China Petroleum & Chemical Corporation) **in Qingdao, Shandong Province.** Under the terms of this agreement, Air Liquide will supply **nitrogen necessary for the new Qingdao refinery by pipeline.** This new contract demonstrates the desire of the Group to expand its pipeline networks in the industrial basins, and is a further example of the decision by industrial groups in China to outsource their gas requirements.

With a population of 91 million, Shandong Province is one of the largest provinces in China with **a GDP growth of about 15% in 2006.** It connects the Greater Shanghai and the Greater Beijing areas. Shandong's main industries are chemical, machinery, electronics and steel.

This refinery will produce more than 10 million tonnes/year of crude oil to be started in Q1 2008. **Sinopec is one of China's largest producers and suppliers of oil products and major petrochemical products. It is also the second largest crude oil producer in China.**

In 2005, Air Liquide acquired a local company with an ASU (Air Separation Unit) in Qingdao Economic and Technical Development Area and will soon commission another ASU for **an investment of 20 million euros**. This ASU will supply Qingdao Refining&Chemical and also Lidong Chemical as previously announced.

Commenting on this new development, **Jean-Pierre Duprieu**, Senior Vice-President Asia-Pacific and member of the Executive Committee of Air Liquide, said: ***"We are very pleased to have signed this agreement with Qingdao Refining & Chemical Co., Ltd. It not only enables us to extend our pipeline network in the area, but it also constitutes a milestone in our cooperation with Sinopec, which has decided to outsource its gas needs. We want to thank Sinopec for their trust. This new investment is the sixth announced in China in the last 12 months, for production of industrial gases. It is part of the plan to accelerate investments in high-growth segments recently announced by the Group."***

**Mr. DU Guosheng**, Vice-President of Sinopec Group and Chairman of Qingdao Refining & Chemical Co., Ltd, added: ***"After fruitful discussion, we have decided to entrust Air Liquide with all our nitrogen needs. We are happy to benefit from Air Liquide's presence in Qingdao and its worldwide capabilities".***

*Established in China in 1916 and with an increased presence in the last 15 years, Air Liquide employs about 1,500 people with annual sales of more than 200 million euros. The Group has operations in the areas of Beijing/Tianjin/Shandong/Liaoning in the north, Shanghai/Jiangsu/Zhejiang in the east.*

**************************

*Present in 72 countries, **Air Liquide** is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has near 37,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled 10,949 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*


***For further information, please contact:***

***Corporate Communication***

***Dominique Maire*** ☎ **+ 33 (0)1 40 62 53 56**

***Corinne Estrade-Bordry*** ☎ **+ 33 (0)1 40 62 51 31**

www.airliquide.com

AIR LIQUIDE

*informations*



*Paris, 22 mars 2007*

## *Déclaration des transactions sur actions propres du 9 mars au 19 mars 2007*

**Conformément à la réglementation relative aux rachats d'actions, Air Liquide déclare les transactions suivantes sur actions propres :**

| Séance de bourse | Nombre de titres | Prix moyen pondéré | Montant |
|---|---|---|---|
| 9 mars | 2.000 | 175,55 € | 351.100 € |
| 13 mars | 15.000 | 173,57 € | 2.603.505 € |
| 14 mars | 16.000 | 171,03 € | 2.736.432 € |
| 15 mars | 9.000 | 173,44 € | 1.560.915 € |
| 16 mars | 20.000 | 172,71 € | 3.454.200 € |
| **Total sur la période** | **62.000** | **172,68 €** | **10.706.152 €** |

*************************************************

*Avec une présence dans 72 pays, **Air Liquide** est leader mondial des gaz industriels et médicaux et des services associés. Grâce à des **solutions innovantes** s'appuyant sur des **technologies** sans cesse renouvelées, Air Liquide contribue à la fabrication de nombreux produits de la vie quotidienne, à la préservation de la vie et s'inscrit dans une démarche de **développement durable**. Créé en 1902, Air Liquide, qui compte près de 36 000 collaborateurs, développe avec ses actionnaires des relations de confiance et de **transparence,** dans le respect des principes de **gouvernement d'entreprise**. Depuis la publication des premiers comptes consolidés en 1971, le Groupe a maintenu **une croissance régulière de ses résultats**. En 2005, son chiffre d'affaires s'est élevé à 10 435 millions d'euros dont près de 80% hors de France. Air Liquide est coté à la Bourse de Paris et membre des indices CAC 40 et Eurostoxx 50 (code ISIN FR 0000120073).*

***Pour tout renseignement complémentaire, merci de contacter :***

***Service Actionnaires***
***Philippe de Saint-Ours*** ☎ ***+ 33 (0)1 40 62 53 09***

***Relations Investisseurs***
***Robert Shaw*** ☎ ***+ 33 (0)1 40 62 51 53***

www.airliquide.com

AIR LIQUIDE

*information*

*Paris, March 22, 2007*

## *Disclosure of share buy-back transactions made by Air Liquide on its own shares between 9 March and 19 March 2007*

**In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :**

| Trading date | Number of shares | Weighted average price | Total amount € |
|---|---|---|---|
| 9 March | 2.000 | 175,55 € | 351.100 € |
| 13 March | 15.000 | 173,57 € | 2.603.505 € |
| 14 March | 16.000 | 171,03 € | 2.736.432 € |
| 15 March | 9.000 | 173,44 € | 1.560.915 € |
| 16 March | 20.000 | 172.71 € | 3.454.200 € |
| **Period total** | **62.000** | **172,68 €** | **10.706.152 €** |

*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

***For further information, please contact:***

| ***Shareholder Services*** | | ***Investor Relations*** | |
|---|---|---|---|
| ***Philippe de Saint-Ours*** | ***☎ + 33 (0)1 40 62 53 09*** | ***Robert Shaw*** | ***☎ + 33 (0)1 40 62 51 53*** |

www.airliquide.com

| DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ |
| --- |
| **1. L'AIR LIQUIDE S.A.** |
| **2. IDENTIFICATION DU DÉCLARANT**<br>BUONO Jean-Claude |
| **3. DESCRIPTION DE L'INSTRUMENT FINANCIER**<br>Actions .............................................. ☐<br>Autres types d'instruments financiers ...... ☒ |
| **4. NATURE DE L'OPÉRATION**<br>Acquisition ........................................ ☐<br>Cession ........................................... ☐<br>Souscription .................................. ☒<br>Échange .......................................... ☐ |
| **5. DATE DE L'OPÉRATION**<br>16 mars 2007 |
| **6. LIEU DE L'OPÉRATION :** EURONEXT PARIS |
| **7. PRIX UNITAIRE** 104,32 € |
| **8. MONTANT DE L'OPÉRATION** 156.480 € |

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

| DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ | |
|---|---|
| **1. L'AIR LIQUIDE S.A.** | |
| **2. IDENTIFICATION DU DÉCLARANT**<br>BUONO Jean-Claude | |
| **3. DESCRIPTION DE L'INSTRUMENT FINANCIER** | |
| Actions ............................................ | ☒ |
| Autres types d'instruments financiers ...... | ☐ |
| **4. NATURE DE L'OPÉRATION** | |
| Acquisition ........................................ | ☐ |
| Cession .............................................. | ☒ |
| Souscription ...................................... | ☐ |
| Échange ............................................ | ☐ |
| **5. DATE DE L'OPÉRATION**<br>19 mars 2007 | |
| **6. LIEU DE L'OPÉRATION :** EURONEXT PARIS | |
| **7. PRIX UNITAIRE** 173,93 € | |
| **8. MONTANT DE L'OPÉRATION** 260.895 € | |

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

# Lettre aux actionnaires

## 2006 : une nouvelle année de croissance



Madame, Monsieur, Cher actionnaire,

Pour la première fois de son histoire, votre Groupe affiche en 2006 un résultat net qui dépasse un milliard d'euros, sur un chiffre d'affaires proche de 11 milliards d'euros. Cette bonne performance provient à la fois de la progression soutenue de nos ventes dans toutes les activités et toutes les zones géographiques, et de l'amélioration significative de nos marges obtenue grâce à une gestion rigoureuse et à l'amélioration continue de l'efficacité.

En poursuivant le développement, les équipes d'Air Liquide ont également réussi à saisir de nombreuses opportunités de croissance qu'offrent nos marchés. Elles se situent tant dans les pays en fort développement que dans les secteurs déjà porteurs comme l'hydrogène et les soins respiratoires à domicile, ou les secteurs nouveaux comme l'oxygène pour la gazéification.

Pour accompagner cette nouvelle phase de notre développement, nous avons décidé dès 2006 d'augmenter de manière sensible nos programmes d'investissements et mis en place début 2007 une organisation renforcée autour des branches d'activités mondiales.

En Asie, le Groupe a conclu fin 2006 le rachat de la totalité du capital de Japan Air Gases, consolidant ainsi ses positions japonaises. De même nous avons annoncé début 2007 le rachat des participations dans les quatre co-entreprises détenues avec BOC dans le Sud-Est asiatique, à Singapour, en Thaïlande, au Vietnam et au sultanat de Brunei. Ces acquisitions constituent une avancée majeure pour votre Groupe dans une région du monde particulièrement dynamique, et qui demeure une source de croissance importante pour l'avenir.

Dans ce contexte, nos objectifs de croissance à moyen terme ont été relevés, témoignant ainsi de la confiance dans nos marchés, dans nos équipes et dans les positions que nous avons construites depuis de nombreuses années. Pour 2007, notre objectif est d'atteindre une croissance à deux chiffres du résultat net.

Enfin, conformément à notre politique de distribution régulière, il vous sera proposé d'approuver à l'Assemblée Générale du 9 mai 2007 un dividende de 4 euros par action, en hausse de +14,6%, ainsi qu'une division par deux du nominal de l'action Air Liquide. Cette division est destinée à permettre un accès plus aisé au capital, pour les nouveaux actionnaires désireux d'investir dans notre titre, et qui recherchent une valeur défensive et une valeur de croissance réunies.

En vous remerciant, Madame, Monsieur, Cher actionnaire, de votre fidélité, je vous prie d'agréer l'expression de ma considération distinguée.



Benoît Potier
Président-Directeur Général

**Chiffre d'affaires : 10 949 M€ (+5,7%*)**

Nouvelle progression de l'ensemble de nos géographies et de nos activités.
L'hydrogène, les soins à domicile et les grands contrats en Chine ont particulièrement soutenu cette progression.

** A données comparables : hors effets de change, de gaz naturel et de périmètre significatif.*

**Résultat opérationnel courant : 1 659 M€ (+9,3%)**

Nouvelle amélioration de la **marge** (résultat opérationnel courant sur chiffre d'affaires) à **15,2%**

**Résultat net : 1 002 M€ (+11,4%**)**

**Bénéfice net par action : 8,35 € (+10,2%**)**

*** En comparable avec le résultat 2005 retraité des éléments exceptionnels et non-récurrents.*

## Grande Industrie

### 2006

Marchés clients porteurs en Europe (sidérurgie, chimie, raffinage).

Poursuite du développement dans l'hydrogène : démarrages de l'unité de Lavera en France (raffinage), de Bayport au Texas et d'une unité majeure en Chine.

Renforcement de nos capacités hydrogène à Anvers, en Belgique et en Espagne.

Montée en puissance en Chine, notamment grâce à la sidérurgie.

### 2007-2010

Fort potentiel pour l'oxygène dans l'énergie et l'environnement.

Exploitation des bassins existants et développement des ventes d'hydrogène.

Développement dans les marchés émergents.

Investissements > 1 milliard d'euros par an.

**Croissance moyen terme**

**+8 à 15%**



Site de Bayport au Texas, Etats-Unis.

## Industriel Marchand

### 2006

Forte progression en Amériques : environnement prix favorable en Amérique du Nord et croissance soutenue en Amérique du Sud.

Forte progression en Asie : automobile, verre, [illegible] Croissance [illegible]nelle en Chine et [illegible]

Amélioration [illegible]ssive [illegible]



### 2007-2010

- Tirer parti de la croissance des pays émergents : présence Air Liquide dans 45 de ces pays.
- Pays émergents : développement des infrastructures (construction en Chine), essor de la fabrication (automobile en Roumanie), produits de grande consommation (verre en Inde).
- Nouvelles offres dans les technologies d'application.

**Croissance moyen terme**

**+4 à 6%**

Forte demande de gaz dans les pays émergents.

# Division du nominal par 2 du titre Air Liquide



La **12ème résolution** présentée à l'Assemblée Générale du 9 mai 2007 propose de diviser par 2 la valeur nominale des actions composant le capital social d'Air Liquide. Si l'Assemblée Générale approuve cette résolution, la valeur nominale du titre passera de 11 € à 5,50 € et le nombre d'actions sera multiplié par 2, le capital social restant inchangé.

**Pourquoi diviser le nominal du titre Air Liquide par 2 ?**

L'évolution favorable du cours de l'action Air Liquide depuis 2003 (+85% entre le 31 janvier 2003 et le 31 janvier 2007) l'a rendu moins accessible aux actionnaires individuels et pénalise sa liquidité. La division du nominal du titre Air Liquide a pour but de faciliter l'accessibilité pour de nouveaux actionnaires et d'améliorer la liquidité du titre, c'est à dire d'augmenter le volume des échanges quotidien.

**Le dividende sera-t-il modifié par la division du nominal ?**

Non, le dividende qui sera approuvé par le vote de l'Assemblée Générale sera versé le 15 mai 2007. La valeur proposée est de 4 €. La division du nominal du titre serait effectuée après le paiement du dividende (y compris pour les porteurs). Elle devrait intervenir le 13 juin 2007.

**L'opération est-elle automatique ou dois-je procéder à une demande particulière ?**

La division du nominal ne nécessite aucune intervention de votre part. Si vous détenez, la veille de l'opération, 100 titres cotés 180 €, le jour de la division du nominal, vous en aurez 200 cotés 90 €. Des délais d'inscription peuvent cependant exister chez certains intermédiaires et votre teneur de compte vous notifiera automatiquement l'entrée des nouvelles actions.

**Qu'en est-il de mon prix de revient ?**

Votre prix de revient fiscal par action sera également divisé par 2, mais la valeur de votre portefeuille restera inchangée.

**Est-ce que je conserve les mêmes droits sur les titres issus de l'opération ?**

Oui. Les nouveaux titres auront exactement les mêmes droits que ceux dont ils sont issus. Ainsi, les nouveaux titres ont les mêmes droits de vote et de dividende.

**Quel sera l'impact d'une division sur la valeur de l'action ?**

La division du nominal conduit à la division de la valeur boursière du titre et à la multiplication du nombre d'actions composant le capital. Ainsi, la valeur boursière du titre Air Liquide sera divisée par 2, et le nombre d'actions composant le capital sera multiplié par 2.

**Qu'en est-il des avantages du nominatif ?**

En ce qui concerne les avantages du nominatif, l'ancienneté des titres sera conservée et appliquée aux nouvelles actions. Celles-ci bénéficieront donc des mêmes droits que les actions dont elles sont issues, pour le dividende majoré comme pour les attributions d'actions majorées.

**Que devient l'historique des cours ?**

Les cours historiques seront divisés par 2 au jour de la division du nominal afin de pouvoir apprécier dans le temps la performance du titre.

**Que se passe-t-il si des ordres de bourse placés n'ont pas été exécutés la veille de l'opération ?**

Si vous avez passé des ordres d'achat ou de vente d'actions Air Liquide et qu'ils ne sont pas exécutés la veille de l'opération de division, ils seront automatiquement annulés. Vous devrez alors les replacer.

www.airliquide.com

# 1902 UNE PAGE D'HISTOIRE

1973

1975

2002

2007

*"Parti avec 24 souscripteurs en 1902, Air Liquide compte plus de 150 000 actionnaires en 1975. Le théâtre des Champs-Élysées se révèle trop exigu pour accueillir la foule de l'assemblée générale. Habitude est prise de se réunir dans le grand auditorium du Palais des Congrès, désormais plein à craquer. En effet, plus de 4 000 actionnaires sont fidèles à ce rendez-vous annuel."*

**Extrait du Livre des 100 ans.**



*Près de 4 700 actionnaires étaient présents à l'Assemblée Générale en 2006.*

## Assemblée Générale 2007

Afin d'harmoniser les pratiques européennes, il est mis sur pied une date d'enregistrement. Les votes en Assemblée Générale seront pris en compte sur la base d'une photographie de l'actionnariat à J-3. Votre banque devra attester votre participation en indiquant les positions définitives 3 jours de bourse avant l'Assemblée. Vous pouvez avoir voté mi-avril et vendre tout ou partie de vos actions sans contraintes, l'immobilisation ou blocage des titres étant supprimée. Attention, les pouvoirs et demandes de cartes qui ne nous parviendraient pas au plus tard le samedi 5 mai ne seront pas comptabilisés.

## Dividende

proposé à l'Assemblée Générale du 9 mai 2007

Dividende : 4 €

Dividende majoré : 0,40 € pour tous les titres inscrits au nominatif depuis décembre 2004

Paiement : 15 mai 2007

## Performance de l'action sur 1 an

**Progression 2006**

Air Liquide +21,8%

CAC 40 +16,5%

Sur 1 an (au 8 mars 2007)

Air Liquide +17,5%

Évolution sur 1 an du cours de l'action Air Liquide — comparée au CAC 40 —



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## Réunions d'information présidées par Benoît Potier Village Air Liquide

**24** mai à Nice

**30** mai à Lyon

## Réunions d'information

**4** avril
à Strasbourg avec Le Revenu

**18** juin
à Bruxelles avec Investir

## Agenda financier

**25** avril
Chiffre d'affaires du 1er trimestre

**9** mai
Assemblée Générale des actionnaires

**15** mai
Paiement du dividende

**13** juin (date proposée)
Division du nominal, sous réserve de l'approbation de l'Assemblée Générale

## Air Liquide récompensé

Le Rapport annuel 2005 a reçu le TopCom de bronze.



## Comité de communication auprès des actionnaires

Le 1er février dernier, le Comité se réunissait pour une séance de travail présidée par Benoît Potier. Le matin, les membres ont été invités à venir découvrir les activités de VitalAire en région parisienne, filiale du Groupe spécialisée dans les soins à domicile. Un moment apprécié de découverte des métiers Santé d'Air Liquide.

Conception et réalisation : Air Liquide Direction de la communication - PhenixCommunication
Crédit photos : Photothèque Air Liquide, T. El Sakhawi, X.

AIR LIQUIDE

www.airliquide.com
actionnaires@airliquide.com

**Air Liquide - Service actionnaires**
75, quai d'Orsay - 75321 Paris Cedex 07
N° Vert 0 800 16 61 79 De l'étranger : + 33 1 57 05 02 26

## Baisse de l'endettement

**Rentabilité des capitaux employés : 11,9%,** proche de notre cible de 12%.

**Endettement net : 3 447 M€**
En baisse de 293 M€ par rapport au 31 décembre 2005.

**Ratio d'endettement net sur capitaux propres** a diminué à **52,5%**

## Hausse de la rentabilité pour l'actionnaire

**Dividende net par action : 4 €**
**+14,6%** sur un an (ajusté de l'attribution gratuite de 2006).

**Distribution globale : 49,6%** du résultat net.

## Electronique


26%
Japon
11%
Corée du sud
8%
Chine
17%
Taïwan
5%
Singapour
Présence Air Liquide
Capacités mondiales de production de semi-conducteurs

### 2006

- Très forte croissance en Asie et démarrage d'une nouvelle unité à Taïwan.
- Croissance soutenue en Amériques.
- Montée en puissance des ventes de gaz vecteurs et fortes ventes d'équipements et installations en Europe.

### 2007-2010

- Asie : moteur de la croissance du marché avec 80 % des nouvelles fabs, 100 % des écrans plats.
- Renforcement de nos positions de premier plan en Asie.
- Poursuite de la croissance aux États-Unis, en Europe et en Asie.

**Croissance moyen terme**

**+8 à 12%**

## Santé

### 2006

- Marché en expansion.
- Croissance à deux chiffres des soins à domicile en France et en Allemagne.
- Dynamisme de l'hygiène.

### 2007-2010

- Développement de notre position de numéro 1.
- Acquisitions à venir dans un marché des soins à domicile en consolidation.
- Déploiement de nos expertises dans les nouveaux pays.
- Bénéfices des recherches entreprises.
- Développement dans les segments en forte croissance, tels que les gaz thérapeutiques.
- Élargissement des soins à domicile au traitement des pathologies chroniques.

**Croissance moyen terme**

**+8 à 12%**



Traitement des patients à domicile.

## Objectifs revus à la hausse à 5 ans

"A taux de change et prix de l'énergie constants, nous visons à accélérer progressivement la croissance du **chiffre d'affaires**, pour arriver à un **rythme de +8 à 10%** par an sur 5 ans. Ceci devrait conduire à une progression du **résultat net de +10 à 13%** par an."

Benoît Potier
Président-Directeur Général

## Faire mieux & Faire plus

### Mieux positionné pour améliorer la *performance* et accélérer la *croissance*

*Dans le but d'améliorer la performance du groupe Air Liquide, nous allons "faire mieux", notamment en dégageant des ressources pour croître et ensuite "faire plus" pour accélérer la croissance des ventes.*

Dans le prolongement des efforts d'efficacité développés ces dernières années, Air Liquide a décidé **un nouveau programme de réduction des coûts et de productivité**. Le programme 2008-2010 devrait permettre, compte tenu de la taille du Groupe, de dégager 600 millions d'euros d'économies, notamment grâce à la poursuite des efforts sur les achats et à l'optimisation de l'organisation.

Pour permettre cette optimisation et dégager les marges nécessaires pour accélérer la croissance, le Groupe a décidé de **renforcer son organisation autour de ses métiers**. Les branches d'activités ont dorénavant un rayonnement mondial et une capacité pleine et entière de décision, notamment en termes d'avancées technologiques, d'investissements et de gestion des ressources, ceci pour une meilleure efficacité opérationnelle. L'expertise des équipes est ainsi mieux mise à la disposition du terrain.

L'ensemble de ces décisions devrait permettre au Groupe de **combiner accélération de la croissance avec amélioration de la rentabilité et ainsi d'assurer la progression de la rémunération des actionnaires**.

Conception et réalisation : Air Liquide Direction de la communication - PhénixCommunication
Crédit photos : Photothèque Air Liquide, Getty Image M. Watanabe, P. Stroppa, P. Zamora, X.


AIR LIQUIDE

www.airliquide.com
actionnaires@airliquide.com

**Air Liquide - Service actionnaires**
75, quai d'Orsay - 75321 Paris Cedex 07
N° Vert 0 800 16 61 79 De l'étranger : + 33 1 57 05 02 26

# Euronext Notice


euronext

**CORPORATE EVENT NOTICE >>** Augmentation du nombre d'actions en circulation

**L'AIR LIQUIDE**

| Place | Paris | Date | 29/03/2007 |
|---|---|---|---|
| N° Avis | PAR_20070329_6918_EUR | Marché | Eurolist by Euronext |

***Augmentation du nombre d'actions en circulation***

Euronext fait connaître que 24257 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 02/04/2007.

| | |
|---|---|
| Ancien nombre de titres en circulation: | 120559680 |
| Nombre de titres à admettre: | 24257 |
| Nouveau nombre de titres en circulation: | 120583937 |
| Origine: | Levées d'options |

| | | | |
|---|---|---|---|
| Libellé: | AIR LIQUIDE | | |
| ISIN: | FR0000120073 | Code Euronext: | FR0000120073 |
| Mnémonique: | AI | | |

**************

**CORPORATE EVENT NOTICE >>** Increase of the number of outstanding shares

**L'AIR LIQUIDE**

| Location | Paris | Date | 29/03/2007 |
|---|---|---|---|

| Notice | PAR_20070329_6918_EUR | Market | Eurolist by Euronext |
|---|---|---|---|

---

***Increase of the number of outstanding shares***

24257 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 02/04/2007:

| | |
|---|---|
| Old number of outstanding shares: | 120559680 |
| Number of shares to be listed: | 24257 |
| New number of outstanding shares: | 120583937 |
| Reason: | Exercise of options |

| | | | |
|---|---|---|---|
| Designation: | AIR LIQUIDE | | |
| ISIN: | FR0000120073 | Euronext code: | FR0000120073 |
| Symbol: | AI | | |

**************


euronext

# Euronext Notice

**CORPORATE EVENT NOTICE >>** Augmentation du nombre d'actions en circulation

**L'AIR LIQUIDE**

| | | | |
|---|---|---|---|
| Place | Paris | Date | 20/03/2007 |
| N° Avis | PAR_20070320_6798_EUR | Marché | Eurolist by Euronext |

***Augmentation du nombre d'actions en circulation***

Euronext fait connaître que 9753 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 22/03/2007.

| | |
|---|---|
| Ancien nombre de titres en circulation: | 121338927 |
| Nombre de titres à admettre: | 9753 |
| Nouveau nombre de titres en circulation: | 121348680 |
| Origine: | Levées d'options |

| | | | |
|---|---|---|---|
| Libellé: | AIR LIQUIDE | | |
| ISIN: | FR0000120073 | Code Euronext: | FR0000120073 |
| Mnémonique: | AI | | |

**************

**CORPORATE EVENT NOTICE >>** Increase of the number of outstanding shares

**L'AIR LIQUIDE**

| | | | |
|---|---|---|---|
| Location | Paris | Date | 20/03/2007 |

| Notice | PAR_20070320_6798_EUR | Market | Eurolist by Euronext |
|---|---|---|---|

---

***Increase of the number of outstanding shares***

9753 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 22/03/2007:

| | |
|---|---|
| Old number of outstanding shares: | 121338927 |
| Number of shares to be listed: | 9753 |
| New number of outstanding shares: | 121348680 |
| Reason: | Exercise of options |

| | | | |
|---|---|---|---|
| Designation: | AIR LIQUIDE | | |
| ISIN: | FR0000120073 | Euronext code: | FR0000120073 |
| Symbol: | AI | | |

**************


euronext

# Euronext Notice

**CORPORATE EVENT NOTICE >>** Augmentation du nombre d'actions en circulation

**L'AIR LIQUIDE**

| | | | |
|---|---|---|---|
| Place | Paris | Date | 16/03/2007 |
| N° Avis | PAR_20070316_6771_EUR | Marché | Eurolist by Euronext |

***Augmentation du nombre d'actions en circulation***

Euronext fait connaître que 44689 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 20/03/2007.

| | |
|---|---|
| Ancien nombre de titres en circulation: | 121294238 |
| Nombre de titres à admettre: | 44689 |
| Nouveau nombre de titres en circulation: | 121338927 |
| Origine: | Levées d'options |

| | | | |
|---|---|---|---|
| Libellé: | AIR LIQUIDE | | |
| ISIN: | FR0000120073 | Code Euronext: | FR0000120073 |
| Mnémonique: | AI | | |

**************

**CORPORATE EVENT NOTICE >>** Increase of the number of outstanding shares

**L'AIR LIQUIDE**

| | | | |
|---|---|---|---|
| Location | Paris | Date | 16/03/2007 |

Notice PAR_20070316_6771_EUR Market Eurolist by Euronext

---

***Increase of the number of outstanding shares***

44689 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 20/03/2007:

| | |
|---|---|
| Old number of outstanding shares: | 121294238 |
| Number of shares to be listed: | 44689 |
| New number of outstanding shares: | 121338927 |
| Reason: | Exercise of options |

| | | | |
|---|---|---|---|
| Designation: | AIR LIQUIDE | | |
| ISIN: | FR0000120073 | Euronext code: | FR0000120073 |
| Symbol: | AI | | |

*************

**INVITATION TO SHAREHOLDERS' MEETING**

# Combined Shareholders' Meeting May 9, 2007

**at 3:00 p.m. at Le Palais des Congrès**
**2, place de la Porte Maillot - 75017 Paris**



*Ladies, Gentlemen, Dear Shareholders*

Air Liquide's Combined Shareholders' Meeting will be held on Wednesday May 9, 2007, at 3:00 p.m. at Le Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris, France.

Shareholders' Meetings are a special occasion for information and dialogue and also an opportunity for you to play an active role, through your vote, in making major decisions for your Group, regardless of the number of shares you own.

I sincerely hope you will be able to participate at this Meeting, either by attending, or by using the absentee ballot or the proxy form which allows you to be represented by the Chairman, or any other person of your choice.

In this document, you will find instructions on how to participate in this Meeting, its agenda and the text of the resolutions to be submitted for your approval.

I would like to thank you in advance for taking the time to consider the resolutions proposed.

Yours sincerely,

**Benoît Potier**
Chairman and CEO

# HOW TO TAKE PART IN THE SHAREHOLDERS' MEETING

All shareholders, **regardless of how many shares they own**, may attend the Shareholders' Meeting.

Pursuant to the Decree of December 11, 2006 and in accordance with Air Liquide's Articles of Association, the following may attend the Shareholders' Meeting:
- shareholders holding **registered shares** at midnight, Paris time on **Thursday May 3, 2007**.
- shareholders holding **shares in bearer form** registered at midnight, Paris time on **Thursday May 3, 2007** 2007, and who have transmitted via their bank or financial intermediary their **proxy vote** or **admission card request**.

If you hold shares in bearer form and your shares are registered as stipulated above, and your proxy vote or admission card request has not reached us by Saturday, May 5, 2007, you may still attend the Meeting upon presentation of an **an individual certificate of attendance** provided by your bank corresponding to the shares **registered**, at midnight, Paris time, **on Thursday, May 3, 2007**.

You may choose the **means of participating** that best suits your needs:
- attend and vote at the Meeting,
- vote by mail,
- authorize the Chairman to vote on your behalf,
- or appoint another shareholder or your spouse as proxy.

Note, **your choice is final**, hence, you may not vote at the Meeting if you have already voted by mail, however, you may still attend.

## 1 | YOU WISH TO ATTEND THE MEETING

**Please first request an admission card** that must be presented at the entrance to the Meeting venue by returning **form A** (application form for admission card and request for documentation and additional information) using the prepaid envelope provided.

- If you hold **registered shares** (either directly or through a third party), return the form **directly to Air Liquide**.
- If you hold **shares in bearer form**, return the form **to your financial intermediary**.

Air Liquide will then send admission cards directly to shareholders.

**Do not wait until the last days before the Meeting!** Send your request as soon as possible to receive your admission card on time.



A **10 euro** attendance fee will be paid to all shareholders who attend

## 2 | YOU WISH TO VOTE BY MAIL OR BE REPRESENTED AT THE MEETING

You have **3** options

| Vote by mail | Authorize the Chairman of the Meeting to vote on your behalf | Appoint another shareholder or your spouse as proxy |
|---|---|---|
| Tick the "**I vote by post**" box and then follow the instructions. Date and sign the bottom of the form. | **Date** and **sign** the bottom of the form. | Tick the "**I hereby appoint**" box, fill in the name and address of your proxy at the Meeting, then date and sign the bottom of the form. Your spouse or another Air Liquide shareholder* may act as your proxy. |

** Shareholders, acting as proxies for other shareholders, must send their proxy forms to Air Liquide by no later than May 5, 2007 so that this may be indicated on the attendance sheet.*

To make your choice, return **form B** (proxy or vote by mail) using the prepaid envelope provided.

- If you hold **registered shares** (either directly or through a third party), return the form **directly to Air Liquide**.
- If you hold **shares in bearer form**, return the form **to your financial intermediary** which will then forward it to Air Liquide.

In all cases, Air Liquide must receive **form B by no later than** midnight, Paris time, on **Saturday, May 5, 2007**.



Even if you have cast a vote or requested an admission card, you may still sell all or part of your shares.
In this case, the institution responsible for managing your share account should inform Air Liquide so that your position at midnight on Thursday, May 3, 2007 may be known.

NB: Financial service providers, eligible under the New Economic Regulations of May 15, 2001 to act as intermediaries on behalf of shareholders who are not resident in France and benefiting from a general authorization to manage shares may transfer or issue under their own name shareholders' votes. They implicitly undertake to reveal the identity of the final shareholder to the issuer.

## 3 | WRITTEN SHAREHOLDER QUESTIONS

If you wish to submit a written question for the Board of Directors to answer during the Meeting, please send it by registered mail with acknowledgement of receipt to the Chairman at the Air Liquide head office or the following e-mail address: **shareholders@airliquide.com**. If you hold shares in bearer form, you must enclose **proof of their registration** with your question. In all cases, any questions must be sent to Air Liquide by no later than **Thursday, May 3, 2007**.

# 4 HOW TO FILL IN THE ABSENTEE BALLOT OR PROXY VOTING FORM

You have only **3** options:

**1. *You vote by absentee ballot***
*tick here and follow the instructions*

**2. *You authorize the Chairman of the Meeting to vote on your behalf***
*date and sign here*

**3. *You wish to be represented at the Meeting***
*tick here and write the name and address of the person representing you*



B

**Pouvoir ou vote par correspondance**
***Absentee ballot or proxy voting form***

**IMPORTANT : Avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso.**
***IMPORTANT : Before selecting, please see instructions on reverse side.***

Merci de retourner ce document dans l'enveloppe T jointe / *Please, use the available prepaid envelope to return this form.*

CADRE RESERVE / *For Company's use only*

AIR LIQUIDE

Siège social : 75, quai d'Orsay - 75007 PARIS

**ASSEMBLÉE GÉNÉRALE MIXTE** convoquée pour le **mercredi 9 mai 2007** à 15 heures, au Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris.

***COMBINED SHAREHOLDERS' MEETING*** *to convene at 3.00 PM* ***Wednesday, May 9, 2007****, at the Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris.*

**JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*** (cf. renvoi (3) au verso / *See reverse (3)*)

Je vote **OUI** à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, à l'**EXCEPTION** de ceux que je signale en noircissant comme ceci ▮ la case correspondante et pour lesquels je vote **NON** ou je m'abstiens.

*I vote* ***FOR*** *all the draft resolutions approved by the Board of Directors* ***EXCEPT*** *those indicated by a shaded box like this ▮, for which I vote* ***AGAINST*** *or I abstain.*

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ▮ la case correspondant à mon choix.

*On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice like this ▮*

**JE DONNE POUVOIR AU PRESIDENT DE L'ASSEMBLÉE GENERALE**
dater et signer au bas du formulaire, sans rien remplir
cf. renvoi (2) au verso

*I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING*
*date and sign the bottom of the form without completing*
*See reverse (2)*

**JE DONNE POUVOIR A :**
cf. renvoi (2) au verso

*I HEREBY APPOINT :*
*see reverse (2)*

M, Mme ou Mlle / *M, Mr or Ms*

Adresse / *Address*

M. Gérard DUPOND
43, allée des roses
42170 Saint Just-Saint Rambert

Date et signature / *Date and signature*

***You have voted by mail***
*don't forget to mention your choice in the event of amendments of the resolutions or new resolutions being presented at the Meeting*

*In all cases*
***date and sign here***

***Check your name and address***

| | You hold | |
|---|---|---|
| | (Direct or intermediary) registered shares | Shares in bearer form |
| You wish to **attend** the Meeting | Return form **A** directly to Air Liquide | Return form **A** to your financial intermediary |
| You are unable to attend the Meeting:<br>- **vote by mail**<br>- authorize **the Chairman to vote on your behalf**<br>- or **appoint** a designated person as proxy | Return form **B** directly to Air Liquide | Return form **B** to your financial intermediary |
| You wish to obtain additional information | Return form **A** directly to Air Liquide | Return form **A** to your financial intermediary |

# COMBINED SHAREHOLDERS' MEETING AGENDA

## IN ORDINARY SESSION

- Reports of the Board of Directors.
- Reports of the statutory auditors.
- Approval of financial statements for the year ended December 31, 2006.
- Approval of the consolidated financial statements for the year ended December 31, 2006.
- Appropriation of net earnings for the year ended December 31, 2006; setting of dividends.
- Purchase by the Company of its own shares.
- Renewal of office for two members of the Board of Directors.
- Special report of the statutory auditors on the agreements referred to in Article L 225-38 of the French Commercial Code.

---

## IN EXTRAORDINARY SESSION

- Cancellation of shares purchased by the Company via a reduction in capital.
- Authorization to grant options to subscribe for or purchase shares.
- Authorization to make free grants of existing shares or shares to be issued.
- Delegation of authority to perform capital increases reserved for members of Company or Group savings plans.
- Two for one stock split.
- Amendment of Article 18 of the Articles of Association - participation in Shareholders' Meetings.

---

## IN ORDINARY SESSION

- Powers for formalities.

## RESOLUTIONS UNDER THE AUTHORITY OF THE ORDINARY SHAREHOLDERS' MEETING

The purpose of the **first two resolutions** is to **approve the parent Company and consolidated financial statements** of Air Liquide, after having reviewed the reports of the Board of Directors and the statutory auditors.

The **third resolution** decides on the **appropriation of earnings** recommended by the Board of Directors and the amount of the **dividend** which is set at **4 euros per share**. In accordance with the Articles of Association, a 10 % bonus dividend, or 0.40 euros per share, shall be paid in respect of all shares which have been held in registered form as of December 31, 2004 and which have remained held under this form without interruption until May 15, 2007, the dividend payment date. 26 % of the shares comprising the share capital receive this bonus dividend.

The dividend and the bonus dividend paid in 2007 are entitled to the 40 % allowance set forth in Article 158.3.2° of the French General Tax Code.

With a pay-out ratio equal to more than 49.6 % of net profit and a 14.6 % increase in dividends distributed compared to the previous fiscal year, including the allocation of bonus shares in June 2006, the dividend proposed to the shareholders fully reflects Air Liquide's policy to remunerate and value shareholders' assets over the long term.

The **fourth resolution** authorizes management bodies to **buy back Air Liquide shares** in accordance with legal and regulatory provisions and the share repurchase program documentation published by the Company. The maximum purchase price is set at 300 euros per share. The maximum number of shares that can be acquired is limited to 10 % of the share capital.

Subject to approval of the 12th resolution providing for a 2 for 1 stock split and as from the date of implementation of this resolution, the maximum purchase price will be reduced to 150 euros per share with a par value of 5.50 euros and the number of shares which can be acquired will be multiplied by 2 (i.e. 24,229,836 shares).

The objectives of the share repurchase program are detailed in the draft resolution submitted for vote to the shareholders and in the documentation available on the site of the AMF, the French Financial Markets Authority. Moreover, this program makes it possible to offset, over the long term, the dilutive impact that the granting of stock subscription options and bonus shares could have for shareholders.

Treasury shares do not carry voting rights and any dividends paid with respect to these shares are allocated to retained earnings.

The Board of Directors, in its annual report to the shareholders, will report on the use of the authorization it has been given.

This authorization, given for 18 months, replaces the authorization given by shareholders at the previous Ordinary Shareholders' Meetings, and which has only been partially used.
In 2006, pursuant to the application of previous authorizations, Air Liquide:
- bought back 801,625 shares (including 18,652 shares received as part of the bonus share allocations to shareholders) for a total amount of 131.1 million euros (or an average purchase price of 163.57 euros),
- canceled 550,000 shares with an average price of 140.11 euros following the decision made by the Management Board on February 24, 2006, authorized by the Supervisory Board on February 24, 2006, in accordance with the provisions provided for in the 10th resolution of the Combined Shareholders' Meeting of May 11, 2005.

As of December 31, 2006, the number of directly-held shares, with a par value of 11 euros, appearing on the balance sheet of your Company is 789,000 for a total value of 129.0 million euros. These shares represent 0.68 % of the share capital.

The Board of Directors allocated 789,000 of these shares to be used in share exchange transactions or as payment in connection with possible acquisitions. At the beginning of 2007, the Board of Directors modified this choice by canceling all of these shares.

The **fifth** and **sixth resolutions** concern the **renewal of Gérard de La Martinière's and Cornelis Van Lede's terms of office as members of the Board of Directors**.
Gérard de La Martinière will continue to provide his extensive financial experience as well as his in-depth knowledge with respect to stock market operations and regulations.
Cornelis Van Lede will continue to provide his broad senior management experience in industrial matters and his remarkable European and international experience.

These recommendations reflect the Board of Director's desire to appoint members based on their professional abilities, integrity and independence as well as their determination to take into consideration the interests of all shareholders while ensuring the diversity of cultures and experience in important areas for the Group.

These members are appointed for terms of 4 years. In accordance with the Company's Articles of Association, each Board member must own at least 500 Air Liquide shares in registered form.

The **seventh resolution** concerns **regulated agreements between related parties**, excluding ordinary business transactions, entered into between the Company and its executives or with a company with which it has the same executives. These agreements are the subject of a special report issued by the statutory auditors.

During 2006 and following the appointments of Benoît Potier, Jean-Claude Buono and Klaus Schmieder to their duties on May 10, 2006, the Board of Directors authorized the conditions for their retirement and health, life and disability coverage, by using for the most part the conditions that were previously applicable in their capacity as directors of the Management Board. Severance pay related to the termination of their duties as corporate officers has been reviewed. All of these conditions are set forth in the statutory auditors' special report on regulated related-party agreements.

The purpose of this resolution is to approve these new agreements as well as the statutory auditors' special report on this subject.

## RESOLUTIONS UNDER THE AUTHORITY OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

The **eighth resolution** authorizes management bodies to **cancel, via a capital decrease, shares** acquired via the authorizations given in the 4th resolution and by the Ordinary Shareholders' Meeting of May 10, 2006, up to a maximum of 10 % of share capital per period of 24 months.

This authorization, given for 24 months, replaces the authorization given by the shareholders at the Extraordinary Shareholders' Meeting of May 10, 2006, that was partially used in an amount of 789,000 shares in February 2007. This authorization is the subject of a special report by the statutory auditors as provided for by law.

This resolution supplements the share buyback program since its purpose is to reduce the number of Company shares outstanding and to improve basic earnings per share.

The **ninth resolution** authorizes the Board of Directors to **grant** on one or more occasions, **in favor of salaried employees and/or corporate officers** of the Company or its subsidiaries or certain of them, **share subscription** and purchase options.

The total number of options thus granted over a period of 38 months may grant entitlement to a total number of shares exceeding 2 % of the Company's share capital on the date of the allocation of these options by the Board of Directors, this threshold being lower than the previous authorization. The authorization sets the period of validity during which the options may be exercised at a maximum period of 10 years as from the date of their allocation, and grants full powers to the Board of Directors to set a shorter period.

This authorization is granted for a period of 38 months as from the date hereof. It shall entail an express waiver by the shareholders of their preferential subscription right to the shares that shall be issued as and when the options are exercised in favor of the beneficiaries of the options to subscribe for shares. It shall be implemented under the conditions and in accordance with the terms provided for by the legal provisions and regulations in force.

The Board of Directors shall set, within the limits provided for by law, the conditions in which the options will be granted and the amount of the options offered and shall determine the subscription or purchase price of the shares, which may not be lower than the average of the opening trading prices for the twenty stock market trading days prior to the date when the option is granted. This amount may not be modified unless, during the period in which the options granted may be exercised, the Company were to carry out one of the financial or securities transactions provided for by law. In such a case, the Board of Directors would make an adjustment, under the conditions provided for in the regulations, to the number and the price of the shares covered by the options granted, in order to take into account the impact of the transaction; it may furthermore, in such a case, if it were to consider it necessary, temporarily suspend the right to exercise the options during the period of such transaction. The Board of Directors will also make the adjustments rendered necessary by the approval of the 12th resolution providing for a 2 for 1 stock split as from the date of implementation of such resolution.

This authorization supersedes the authorization granted pursuant to the 16th resolution of the Extraordinary Shareholders' Meeting of May 12, 2004 and renewed by the Extraordinary Shareholders' Meeting of May 10, 2006, that has been partially used.

The **tenth resolution** authorizes the Board of Directors to make, on one or more occasions, for a period of 38 months, **free grants of existing shares (FGS)** or of shares to be issued to beneficiaries whom it will determine from among the **employees of the Company (excluding corporate officers of the Company)** or among employees and corporate officers of affiliated entities.

The legislator has set up and recently broadened medium-term incentives to enable companies that so desire to grant bonus shares to their employees.

The Group remuneration policy includes, for certain employees, a component related to short-term performance (variable portion) and a long-term component (share subscription options) that are related to the results-oriented culture of the Company.

However, it could be interesting to complete these elements by a medium-term mechanism, to more dynamically motivate the most talented employees as well as reward medium-term performances representative of the Group's type of activities.
This resolution could also be used favorably in connection with large comparable plans such as share capital increases reserved for employees.

Existing shares or shares to be issued granted pursuant to this authorization may not represent more than 0.5 % of the share capital on the date of the decision by the Board of Directors.

The **eleventh resolution** proposes to delegate to management bodies the authority to perform **capital increases via the issue of shares reserved for members of a Group or Company savings plan** for a period of 26 months. The total amount of authorized capital increases is limited to 200 million euros, including additional paid-in capital, and the number of new shares may not exceed 1 million, or in total, less than 1 % of the share capital as of the date hereof.

This amount will be increased to 2 million subject to the approval of the 12th resolution providing for a 2 for 1 stock split and as from the date of implementation of such resolution.

By its very nature, this authorization results in the waiver by shareholders of their preferential subscription right in favor of the concerned beneficiaries. The share subscription price cannot exceed the average of the first quoted price during the twenty trading days prior to the date on which the decision is made to set the subscription opening date, nor less than 20 % of this average.

This authorization, given for 26 months, the period provided for by law, replaces the authorization given by the shareholders at the Extraordinary Shareholders' Meeting of May 10, 2006, for the amount of the unused portion.

This authorization meets legal requirements and reflects the Group's policy to continue to associate a majority of its employees worldwide with its medium and long-term development. These employee-reserved transactions significantly contribute to reinforcing their motivation and increasing their feeling of belonging to the Group.

At the end of 2006, the percentage of share capital held by current and former employees, pursuant to nine capital increases reserved for employees that have been performed since 1986, amounted to 1.1 %.

The **twelfth resolution** proposes to **divide the par value of the shares comprising the share capital by 2, from 11 euros to 5.50 euros**, with the share capital remaining unchanged.

The favorable trend in the Company's share price since 2003 (+ 85 % between January 31, 2003 and January 31, 2007) has made the share less accessible to individual shareholders and penalizes its liquidity. It is henceforth appropriate to reduce its unit price by decreasing it to half of its current value.

As a result, the number of Company shares outstanding will double and the liquidity of the Company's share as well as its accessibility to investors will be improved.

The date planned for the implementation of this 2 for 1 stock split is June 13, 2007. This split shall take place after the dividend payment, the purpose of the third resolution.

The number of shares obtained by the beneficiaries of share subscription options of the Company, with respect to the plans authorized by the Extraordinary Shareholders' Meetings of May 12, 1999, May 4, 2000, April 30, 2002, and May 12, 2004, as well as the 9th resolution of this Shareholders' Meeting (concerning options granted before the date of implementation of this resolution) will be multiplied by 2 while the unit prices for optional share subscriptions effective prior to the stock split will be divided by 2.

As a consequence, Article 5 of the Articles of Association on the par value of the share must be amended.

The **thirteenth resolution** decides, pursuant to **Decree no. 2006-1566** of December 11, 2006 amending the March 23, 1967 Decree on commercial companies, to **harmonize the Articles of Association** comply with the new text.

The immobilization of securities is canceled and eligibility to participate in Shareholders' Meetings shall be demonstrated by an entry in the Company's registered share registry or in the books of the authorized intermediary, at zero hours Paris time on the third business day prior to the Shareholders' Meeting.

Moreover, the Decree includes a provision which clarifies the electronic signature regime that accompanies the sending by teletransmission to the Company of proxy and mail voting forms satisfying the conditions set forth in the first sentence of the second paragraph of Article 1316-4 of the French Civil Code, i.e., the use of a reliable form of identification guaranteeing its relationship to the instrument to which it is attached. In addition, when the terms and conditions will be specified, the proposed amendment to the Articles of Association will enable your Board to decide how to apply the new procedures.

## RESOLUTIONS UNDER THE AUTHORITY OF THE ORDINARY SHAREHOLDERS' MEETING

The **fourteenth resolution** grants full powers to a holder of a copy or extract of the minutes of this Shareholders' Meeting to perform all official publication and other **formalities required by law and the regulations**.

# ORDINARY SHAREHOLDERS' MEETING

**First resolution**

## Approval of financial statements for the year ended December 31, 2006

The shareholders, deliberating according to the quorum and majo-rity required for ordinary shareholders' meetings, after having reviewed:

- the reports of the Board of Directors and the statutory auditors,
- the Company's annual financial statements, income statement, balance sheet and notes thereto,

approve the Company's financial statements for the year ended December 31, 2006 as presented as well as the transactions reflected in these financial statements or mentioned in these reports.

The shareholders set the amount of net earnings for the year at 547,559,634 euros.

**Second resolution**

## Approval of the consolidated financial statements for the year ended December 31, 2006

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed:

- the reports of the Board of Directors and the statutory auditors,
- the Group's consolidated financial statements,

approve the consolidated financial statements for the year ended December 31, 2006 as presented.

**Third resolution**

## Setting of dividends

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, approve the Board of Directors' proposals concerning the appropriation of net earnings. The shareholders set the dividend to be paid to the holders of each of the 121,149,189 shares with a par value of 11 euros each comprising the share capital as of December 31, 2006 at 4.00 euros. This dividend is eligible for the 40 % allowance referred to in Article 158.3.2°of the French Tax Code and no longer benefits from the special tax credit on dividends.

The dividend shall be paid on May 15, 2007:

- for direct registered shares: directly by the Company, based on the means of payment which has been indicated to it by their holders,
- for intermediary registered shares, as well as for bearer shares which are registered in shareholder accounts: by the authorized intermediaries to whom the management of these shares has been entrusted.

The dividend distributions made with respect to the last three financial years are as follows:

| Financial year | Total amount distributed in euros | Number of shares concerned | Net dividend distributed in euros | Tax already paid to the French Treasury (tax credit) in euros |
|---|---|---|---|---|
| **2003** (1) | 319,721,334 | 99,912,917 | 3.20 | 1.60 |
| (2) | 7,765,140 | 24,266,063 | 0.32 | 0.16 |
| **Financial year** | **Total amount distributed** in euros | **Number of shares concerned** | **Dividend distributed eligible for the 50 % allowance referred to in Article 158.3.2° of the French Tax Code** in euros | |
| **2004** (1) | 382,132,881 | 109,180,823 | 3.50 | |
| (2) | 9 056 861 | 25,876,746 | 0.35 | |
| **Financial year** | **Total amount distributed** in euros | **Number of shares concerned** | **Dividend distributed eligible for the 40 % allowance referred to in Article 158.3.2° of the French Tax Code** in euros | |
| **2005** (1) | 421,723,129 | 109,538,475 | 3.85 | |
| (2) | 10,360,320 | 27,264,001 | 0.38 | |

*(1) Ordinary dividend.*

*(2) Bonus dividend.*

Pursuant to the provisions of the Articles of Association, a bonus dividend of 10 %, i.e. 0.40 euro per share with a par value of 11 euros, shall be granted to shares which have been held in registered form since December 31, 2004, and which shall remain held in this form continuously until May 15, 2007, the dividend payment date. This dividend is also eligible for the 40 % allowance referred to in Article 158.3.2° of the French Tax Code and no longer benefits from the special tax credit on dividends.

The amount of the bonus dividend, for the 31,126,097 shares which have been held in registered form since December 31, 2004, and which remained held in this form continuously until December 31, 2006, totalled 12,450,439 euros.
The total bonus dividend corresponding to those of these 31,126,097 shares which will have been sold between January 1, 2007 and May 15, 2007, date of the dividend payment, shall be deducted from such amount.

Furthermore, the shareholders authorise the Board of Directors to deduct from the "Retained earnings" account the sums necessary to pay the dividend set above to the shares resulting from the exercise of share subscription options which may be made before the dividend payment date.

**Fourth resolution**

## Purchase by the Company of its own shares

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, in accordance with Articles L 225-209 et seq. of the French Commercial Code and the directly applicable provisions of the European Commission regulation of December 22, 2003, authorize the Board of Directors to allow the Company to repurchase its own shares in order to:

- cancel them, subject to the adoption of the 8th resolution,
- retain them for the purpose of tendering them within the scope of an exchange offer or for payment in external growth transactions, in accordance with recognised market practice and applicable regulations,
- implement any share purchase option plans or plans for the free grant of shares in favour of the beneficiaries as set out in and in accordance with the 9th and 10th resolutions hereinafter,
- maintain an active market in the Company's shares pursuant to a market liquidity agreement in accordance with an ethics charter recognised by the French Financial Markets Authority (Autorité des Marchés Financiers).

The shareholders set the maximum purchase price at 300 euros per share with a par value of 11 euros and the maximum number of shares that can be bought back at 10 % of the total number of shares comprising the share capital at December 31, 2006, i.e. 12,114,918 shares with a par value of 11 euros, for a maximum total amount of 3,634,475,400 euros, subject to the legal limits.

Subject to approval of the 12th resolution providing for a two-for-one stock split and as from the date of implementation of such resolution, the maximum purchase price will be reduced to 150 euros per share with a par value of 5.50 euros and the number of shares that may be acquired will be multiplied by 2, i.e. 24,229,836 shares.

These shares may be acquired at any time and by all available means, either on or off a stock exchange, in private transactions or through the use of option mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of Article L 225-206 of the French Commercial Code.

Shares bought back may be assigned or transferred in any manner on or off a stock exchange or through private transactions, in accordance with the applicable regulations and in compliance with the objectives set out above.

Dividends on own shares held by the Company shall be allocated to retained earnings.

This authorization is granted for a period of 18 months starting from the date of this Meeting. It supersedes the authorization granted by the Ordinary Shareholders' Meeting of May 10, 2006 with respect to the non-utilised portion of such authorization.

The shareholders give full powers to the Board of Directors, with the possibility of delegating such powers, to implement this authorization, place orders for trades, enter into all agreements, perform all formalities and make all declarations with regard to all authorities and, generally, do all that is necessary for the execution of any decisions made in connection with this authorization.

The Board of Directors shall inform the shareholders of any transactions performed in accordance with applicable regulations.

**Fifth resolution**

## Renewal of the term of office of Mr Gérard de La Martinière as a director

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, decide to renew the term of office of Mr Gérard de La Martinière as a director for four years, which will expire at the end of the Ordinary Shareholders' Meeting for 2011 called to approve the financial statements for the financial year ending December 31, 2010.

**Sixth resolution**

## Renewal of the term of office of Mr Cornelis van Lede as a director

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, after having reviewed

the report of the Board of Directors, decide to renew the term of office of Mr Cornelis van Lede as a director for four years, which will expire at the end of the Ordinary Shareholders' Meeting for 2011 called to approve the financial statements for the financial year ending December 31, 2010.

**Seventh resolution**

### Approval of the agreements referred to in Article L 225-38 of the French Commercial Code and of the special report of the Statutory Auditors

The shareholders, deliberating according to the quorum and majority required for Ordinary Shareholders' Meetings, place on record that the special report provided for by the laws and regulations currently in force, on the agreements and transactions referred to in Article L 225-38 of the French Commercial Code, has been submitted to them.

The shareholders approve the agreements entered into during the 2006 financial year and the report prepared with regard to such agreements pursuant to Articles L 225-38 et seq. of the French Commercial Code.

## EXTRAORDINARY SHAREHOLDERS' MEETING

**Eighth resolution**

### Cancellation of shares purchased by the Company via a reduction in capital

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors and the statutory auditors' special report, authorise the Board of Directors to cancel, at his discretion, on one or more occasions, and within the limit of 10 % of the Company's share capital per 24 month period, any or all of the shares bought back by the Company within the scope of the authorization adopted by the Ordinary Shareholders' Meeting in its 4th resolution and those shares bought back within the scope of the authorization adopted by the Ordinary Shareholders' Meeting of May 10, 2006, and to reduce the share capital by this amount.

This authorisation is granted for a period of 24 months starting from the date hereof and replaces the authorization granted by the Extraordinary Shareholders' Meeting of May 10, 2006 in its 8th resolution.

Full powers are granted to the Board of Directors to implement this authorization, amend the Articles of Association, complete all necessary formalities, deduct the difference between the net book value of the shares canceled and their par value amount from all reserve and additional paid-in capital accounts, with the possibility of sub-delegation to implement the reduction in capital which shall be decided in accordance with this resolution.

**Ninth resolution**

### Authorization granted, for a period of 38 months, to the Board of Directors to grant to employees and/or corporate officers share subscription options or share purchase options

The shareholders, after having reviewed the report of the Board of Directors and the statutory auditors' special report, authorize the Board of Directors within the scope of Articles L 225-177 to L 225-186 of the French Commercial Code to grant on one or more occasions, to employees and/or corporate officers of the Company or its subsidiaries within the meaning of Article L 225-180 of the French Commercial Code or some of such employees and/or corporate officers, options granting entitlement to subscribe for new shares of the Company to be issued pursuant to an increase in capital or options granting entitlement to the purchase of Air Liquide shares bought back by the Company.

The total number of the options thus granted over a period of 38 months may not grant entitlement to a total number of shares exceeding 2 % of the Company's capital on the date of the allocation of the options by the Board of Directors. They set the period of validity during which the options may be exercised at a maximum period of 10 years from the date of their allocation, and grant full powers to the Board of Directors to set a shorter period.

This authorization is granted for a period of 38 months as from the date hereof. It shall entail an express waiver by the shareholders of their preferential subscription right to the shares that shall be issued as and when the options are exercised in favour of the beneficiaries of the options to subscribe for shares. It shall be implemented under the conditions and in accordance with the terms provided for by the legal provisions and regulations in force.

The Board of Directors, within the limits provided for by law, shall set the conditions in which the options will be granted, the number of options offered and shall determine the subscription or purchase price of the shares, which may not be lower than the average of the opening trading prices for the twenty stock market trading days prior to the date when the option is granted. This amount may not be modified unless, during the period in which the options granted may be exercised, the Company were to carry out financial or securities transactions provided for by law. In such a case, the Board of Directors would make an adjustment, under the conditions provided for in the regulations, to the number and the price of the shares covered by the options granted, in order to take into account the impact of the transaction; it may furthermore, in such a case, if it were to consider it necessary, temporarily suspend the right to exercise the options during the period of such transaction. The Board of Directors shall also make the adjustments required following the approval of the 12th resolution providing for a two-for-

one stock split as from the date of implementation of such resolution.
This authorization supersedes the authorization granted pursuant to the 16th resolution of the Extraordinary Shareholders' Meeting of May 12, 2004 and renewed by the Extraordinary Shareholders' Meeting of May 10, 2006, that has been used in part.

**Tenth resolution**

## Authorization granted, for a period of 38 months, to the Board of Directors to make free grants of shares (FGS) in respect of either existing shares or of shares to be issued to employees or corporate officers of the Group or some of such employees or corporate officers

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors and the statutory auditors' special report,

**1.** authorize the Board of Directors, within the scope of the provisions of Articles L 225-197-1 et seq. of the French Commercial Code, to make, on one or more occasions, free grants of shares (FGS) in respect of either existing shares or of shares to be issued to beneficiaries whom it will determine from among the employees of the Company (excluding corporate officers) or among the employees and corporate officers of the entities that are affiliated with it under the conditions provided for in Article L 225-197-2 of such Code, under the conditions set out below;

**2.** decide that the existing shares or shares to be issued granted pursuant to this authorization may not represent more than 0.5 % of the share capital on the date of the decision by the Board of Directors to grant them;

**3.** decide that the grant of such shares to their beneficiaries shall become final either:
- at the end of a minimum vesting period of two years, it being specified that the beneficiaries shall then be required to retain such shares for a minimum period of two years as from their final date of grant; or
- for all or some of the shares granted, at the end of a minimum vesting period of four years, in which case no minimum retention period shall apply;

it being specified that the Board of Directors shall have the option to choose between these two possibilities and to use them alternatively or concurrently, and that it may, in either case, extend the vesting period, and, in the first case, extend the retention period and, in the second case, provide for a retention period;

**4.** decide that the grant of such shares to their beneficiaries shall become final prior to the end of the above-mentioned vesting periods in the event of a disability of the beneficiary corresponding to classification in the second or third category provided for in Article L 341-4 of the French Social Security Code and that such shares shall be freely transferable in the event of disability of the beneficiary corresponding to classification in the above-mentioned categories under the French Social Security Code;

**5.** record that, in the event of the free grant of new shares, this authorization shall entail, as and when a final grant is made of such shares, an increase in the capital by capitalization of reserves, profits or additional paid-in capital in favour of the beneficiaries of the shares and the correlative waiver by the shareholders of their preferential subscription rights to such shares in favour of the beneficiaries;

**6.** grant full powers to the Board of Directors, with the possibility of sub-delegation under the conditions laid down by law, in order to implement this authorization.
The Board of Directors shall have full powers in order, in particular:
- to determine the identity of the beneficiaries, or the category or categories of beneficiaries, of the grants of shares and the number of shares granted to each of them,
- to set the conditions and, where applicable, the criteria for the grant of shares,
- to provide for the possibility to provisionally suspend the rights to the grant under the conditions provided for by law and the applicable regulations,
- to record the final dates of grant and the dates as from which the shares may be freely transferred, in accordance with this resolution and in light of the legal restrictions,
- to enter the free shares granted in a registered account in the name of their holder, mentioning, where applicable, the vesting period and the length of such period, and to waive the vesting period for the shares in any circumstances in which this resolution or the applicable regulations make it possible to waive such vesting period,
- to provide for the possibility, if it considers it necessary, to make adjustments to the number of shares granted in order to preserve the rights of the beneficiaries, depending on any operations relating to the capital of the Company carried out during the vesting period, as referred to in Article L 225-181 para. 2 of the French Commercial Code, and under such conditions as it may determine,
- in the event of the issue of new shares, to deduct, where applicable, from the reserves, profits or additional paid-in capital as it chooses, the amounts required to pay for such shares, record the completion of the capital increases carried out pursuant to this authorisation, make the corresponding amendments to the Articles of Association and, in general, carry out all acts and complete all formalities that may be required.

This authorisation is granted for a period of 38 months as from the date hereof.

### Eleventh resolution

## Delegation of authority for a period of 26 months to perform capital increases reserved for members of Company or Group savings plans

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors and the statutory auditors' special report, deliberating pursuant to Articles L 225-129-6 and L 225-138-1 of the French Commercial Code and Articles L 443-1 et seq. of the French Employment Code:

**1.** delegate to the Board of Directors, the authority to decide one or more capital increases reserved for members, in France or other countries, of a Company or Group savings plan, via the issue of ordinary shares of the Company, in France, in euros.

The delegation thereby granted is valid for a period of 26 months starting from the date of this shareholders' meeting.

**2.** decide that the total amount of capital increases that may be performed in this respect may not exceed 200 million euros, including additional paid-in capital and that the number of new shares to be issued, which will be immediately identical to other existing shares, may not exceed 1 million. This number will be increased to 2 million subject to approval of the 12th resolution for the two-for-one stock split and as from the date of implementation of such resolution.

**3.** decide that the beneficiaries of these capital increases will be directly or through a Company mutual fund or all other structures or entities permitted by applicable legal or regulatory provisions, the members, from the Company and the companies which are affi-liated to it within the meaning of Article L 225-180 of the French Commercial Code, of a Company or Group savings plan who furthermore satisfy any conditions set by the Board of Directors.

**4.** decide to waiver, in favour of the above-mentioned beneficiaries, the preferential subscription rights of shareholders to the shares which will be issued.

**5.** decide that the subscription price may not exceed the average of the opening trading prices for the share during the twenty stock market trading days preceding the date of the decision setting the opening date for the subscription period, or be more than 20 % lower than such average.

**6.** decide that, should the beneficiaries not subscribe to the entire capital increase within the allotted deadlines, the capital increase would only be performed for the amount of the shares subscribed, and that the non-subscribed shares may be offered again to the beneficiaries concerned within the scope of a subsequent capital increase.

**7.** give full powers to the Board of Directors with a right of sub-delegation under the conditions set by law, to set, within the limits described above, the various terms and conditions of the transaction and notably:

- fix the criteria which the companies must meet in order for their employees to be entitled to benefit from the capital increases and prepare a list of these companies,
- set the terms and conditions of the share issue, the characteristics of the shares, determine the subscription price calculated as defined above, set the deadline for fully paying up the subscribed shares, it being possible that the payment by beneficiaries may be completed by the Company or companies which are affiliated to it within the meaning of Article L 225-180 of the Commercial Code; deduct from the "additional paid-in capital" account all costs relating to these capital increases and should it be considered appropriate, all sums necessary to bring the legal reserve up to one tenth of the new share capital after each share issue,
- set the opening and closing dates for the subscription period, record the completion of the corresponding capital increase and amend the Articles of Association accordingly.

This delegation of authority deprives of all legal effect the authorization granted to the Board of Directors pursuant to the 11th resolution of the Extraordinary Shareholders' Meeting of May 10, 2006, for the amount of the non-utilised portion of such authorization.

### Twelfth resolution

## Two-for-one stock split

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings, after having reviewed the report of the Board of Directors, decide to reduce the par value of the shares making up the share capital by dividing it by 2, although the amount of share capital shall remain unchanged.

Accordingly, the shareholders decide that:

- the par value of the Company's shares will be reduced from 11 euros to 5.50 euros;
- the number of outstanding shares will be multiplied by 2 so that the amount of the share capital remains unchanged;
- each share with a par value of 11 euros making up the share capital at the time of the stock split will be automatically replaced without any formalities being required by 2 shares with a par value of 5.50 euros which, subject only to this change, will carry the same rights as the old shares;
- the number of shares that may be obtained by the beneficiaries of options to subscribe for shares in the Company, pursuant to the option plans authorized by the Extraordinary Shareholders' Meetings of May 12, 1999, May 4, 2000, April 30, 2002 and May 12, 2004, and pursuant to the 9th resolution of this Shareholders' Meeting (for the options granted prior to the date of implementation of this resolution) will be multiplied by 2 while the unit prices for subscription of the option shares in force prior to the stock split will be divided by 2.

The shareholders decide that all the expenses relating to the stock split will be borne by the Company.

The shareholders delegate full powers to the Board of Directors, with the possibility of delegation within the limits provided for by law, to set the effective date of this two-for- one stock split which will be after May 15, 2007, to make any adjustments that may be necessary due to this stock split and the adjustments referred to above and to carry out all acts and complete all formalities and declarations that may be required as a result of this decision, and to determine in particular the number of new shares of 5.50 euros to be issued depending on the number of shares of 11 euros existing at such date, exchange the new shares for the old shares, complete all formalities and, more generally, directly take all the appropriate or necessary steps in order to implement this decision or have such appropriate or necessary steps taken by an authorized representative, and amend Article 5 of the Articles of Association relating to the par value of shares and the number of shares making up the capital accordingly.

**Thirteenth resolution**

## Amendment of Article 18 of the Articles of Association - participation in Shareholders' Meetings

The shareholders, deliberating according to the quorum and majority required for Extraordinary Shareholders' Meetings and at the proposal of the Board of Directors, decide to amend Article 18 of the Company's Articles of Association which from now on shall be drafted as follows:

*"The Shareholders' Meeting shall consist of all the shareholders, regardless of the number of shares they hold, provided that all due payments have been made on such shares and that they are not deprived of voting rights.*

*Evidence of the right to participate in Shareholders' Meetings shall result from an entry in the Company's share register in the name of the shareholder or the intermediary acting on the shareholder's behalf (under the conditions provided for by French law) at zero hours Paris time on the third business day prior to the Shareholders' Meeting:*

- *for registered shareholders: in the registered share accounts kept by the Company,*
- *for bearer shareholders: in the bearer share account kept by the duly empowered intermediary, under the conditions provided for by the regulations in force.*

*Owners of registered or bearer shares shall moreover, at least three days prior to the Meeting, have filed a proxy form or a mail voting form, or the single document that serves for both purposes, or, if the Board of Directors has so decided, a request for an admission card. However, the Board of Directors shall always have the possibility to shorten this period if it considers it appropriate. It shall also have the possibility to authorize the use of teletransmission (including electronic means) to send the proxy or mail voting forms to the Company under the conditions laid down by the laws and regulations in force.*

*When use of electronic signatures is made, it may take the form of a process that meets the conditions set in the first sentence of the second paragraph of Article 1316-4 of the French Civil Code.*
*The Shareholders' Meeting, duly constituted, represents all of the shareholders.*

*Ordinary and Extraordinary Shareholders' Meetings, and where applicable Special Shareholders' Meetings, shall be convened, shall meet and shall deliberate under the conditions provided for by French law and these Articles of Association.*
*Meetings shall take place at the registered office or in any other place designated by the person sending out the notice of the Meeting, even if this is outside the registered office or the département of the head office.*

*Shareholders' Meetings shall be chaired by the Chairman of the Board of Directors or, in his absence, by the Vice-Chairman or the oldest Vice-Chairman of the Board, if one or more Vice-Chairmen have been appointed, or otherwise by a director specifically appointed for this purpose by the Board. In the event of impediment of the Vice-Chairman or Vice-Chairmen when Vice-Chairmen have been appointed or if the Board has not specially appointed a director, the shareholders shall themselves appoint the Chairman of their Meeting.*

*The two members of the Shareholders' Meeting with the highest number of votes and having accepted such duties shall act as scrutineers for the Shareholders' Meeting. The officers of the Meeting shall appoint a secretary who need not be a shareholder:*
*In the event that the Meeting is convened by a statutory auditor or by a court-appointed representative, the Shareholders' Meeting shall be chaired by the person calling the Meeting.*

*Upon the decision of the Board of Directors, published in the notice of Meeting or notice of convocation, to use such means of telecommunications, the shareholders who take part in the Shareholders' Meeting by videoconference or using means of telecommunications permitting them to be identified in accordance with the conditions provided by the legal provisions in force, shall be considered as present for calculating the quorum and voting majority."*

# ORDINARY SHAREHOLDERS' MEETING

**Fourteenth resolution**

## Powers for formalities

Full powers are granted to a holder of a copy or extract of the minutes of this Shareholders' Meeting to perform all official publication and other formalities required by law and the regulations.

# PRESENTATION OF THE MEMBERS OF THE BOARD OF DIRECTORS

## CANDIDATES PROPOSED FOR APPOINTMENT TO THE BOARD OF DIRECTORS



**Gérard de La Martinière**
**Director**
Term expires in 2007.

Born in 1943, and a graduate of École Polytechnique and of École Nationale d'Administration, Gérard de La Martinière held several positions with the French Ministry of Finance from 1969 to 1984. He was then General Secretary of the COB (formerly the French securities and exchange regulatory body) from 1984 to 1986, Chairman of the Paris Derivatives Clearing House from 1986 to 1988, and Chief Executive Officer of the Paris Stock Exchange (SBF) from 1988 to 1989. Gérard de La Martinière joined the AXA Group in 1989 as Chairman and CEO of the Meeschaert-Rouselle brokerage unit, and became Executive Vice-President in charge of the Group's investments and financial services operations. He then took responsibility for the Group's Holding Companies and Corporate Affairs. He became a member of the Management Board, then Vice-President of Finance, Audit and Strategy between 2000 and 2003. Gérard de La Martinière has been Chairman of the French Federation of Insurance Companies since May, 2003. He is also Chairman of the European Federation of National Insurance Associations.

Gérard de La Martinière was a member of the Supervisory Board of Air Liquide from May, 2003 until May 10, 2006. He is presently a director and is Chairman of the Audit and Accounts Committee of L'Air Liquide S.A.

He is also a member of the Supervisory Board and Chairman of the Audit Committee of Schneider Electric S.A.

He owns 915 shares.



**Cornelis van Lede**
**Director**
Term expires in 2007.

Born in 1942, Cornelis van Lede has a law degree from the University of Leiden and an MBA from INSEAD. Cornelis van Lede successively worked for Shell from 1967 to 1969 and McKinsey from 1969 to 1976 before joining Koninklijke Nederhorst Bouw B.V. as Chairman and CEO from 1977 to 1982. He was then member of the Management Committee of Hollandse Beton Groep from 1982 to 1984. From 1984 to 1991, he was Chairman of the Federation of Netherlands Industries then Vice-President of the Union of Industrial and Employer's Confederations of Europe (UNICE) from 1991 to 1994.

In 1991, Cornelis van Lede joined Akzo N.V. as a member of the Management Board. Then, he became Vice-Chairman of the Management Board in 1992 and finally Chairman of the Management Board of Akzo Nobel N.V. Since 2003, he has been a member of the Supervisory Board of Akzo Nobel N.V.

Cornelis van Lede was a member of the Supervisory Board of Air Liquide from May, 2003 until May 10, 2006. He is presently a director, a member of the Appointments Committee and a member of the Remuneration Committee of L'Air Liquide S.A.

He is also a member of the Supervisory Board of Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V. and a director of Air France KLM, Reed Elsevier and Sara Lee Corporation. He is Chairman of the Board of Directors of INSEAD.

He owns 610 shares.

# MEMBERS OF THE BOARD OF DIRECTORS



**Benoît Potier**
**Chairman and CEO**
Term expires in 2010.

Born in 1957, Benoît Potier graduated from École Centrale de Paris. He joined Air Liquide in 1981 as a Research and Development Engineer. After serving as a Project Manager in the Engineering and Construction Division, he was made Vice-President of Energy Development in the Large Industries business line. In 1993, he became Vice-President of Strategy & Organization and, in 1994, was put in charge of the Chemicals, Iron & Steel, Oil and Energy Markets. He was made an Executive Vice-President of Air Liquide in 1995 with additional responsibilities over the Engineering & Construction Division and the Large Industries operations in Europe. Benoît Potier was appointed Chief Executive Officer in 1997. He was appointed to the Board of Directors in 2000 and became President of the Management Board in November, 2001.

Benoît Potier is now Chairman and CEO of L'Air Liquide S.A. He is also Chairman and CEO of Air Liquide International, American Air Liquide Inc. and Air Liquide International Corporation, Chairman of American Air Liquide Holdings Inc., and director of Air Liquide Italia Srl. and AL Air Liquide España.

He is also a director and Chairman of the Audit Committee of the Danone Group and a member of the Supervisory Board of Michelin.

He owns 10,604 shares.



***Sir* Lindsay Owen-Jones**
**Vice-Chairman**
Term expires in 2009.

Born in 1946, Sir Lindsay Owen-Jones graduated in Literature from Oxford University and in business from INSEAD. He joined L'Oréal in 1969. Having started out as a Product Manager, he was appointed to Belgium, and then returned to France where he became Marketing Director of the Consumer Division in 1976. In 1978, he was appointed Chief Executive Officer of L'Oréal's Italian subsidiary, before becoming Chairman and CEO of Cosmair Inc., L'Oréal's exclusive agent in the United States, in 1981. In 1984, he became Vice-Chairman and CEO, Vice-Chairman of the Management Committee and a director of L'Oréal. He was Chairman and CEO of L'Oréal from 1988 until April 2006, when he became Chairman of the Board of Directors. He is also Chairman of the Committee for "Strategy and Implementation" of L'Oréal, Chairman of the Board of Directors and a director of L'Oréal USA Inc. and of L'Oréal UK Ltd.

Sir Lindsay Owen-Jones was a director of Air Liquide from 1994 to November, 2001, then Vice-Chairman of the Supervisory Board from November, 2001 until May 10, 2006. Currently, he is Vice-Chairman of the Board of Directors, Chairman of the Appointments Committee and Chairman of the Remuneration Committee of L'Air Liquide S.A.

He is a director of Ferrari SpA, Italy. He is also a director and member of the Appointments, Remuneration and Governance Committee of Sanofi-Aventis. Sir Lindsay Owen-Jones has been Chairman of Alba Plus SASU since July 2006.

He owns 8,827 shares.



**Édouard de Royere**
***Honorary Chairman***
Term expires in 2008.

Born in 1932, Édouard de Royere graduated from École Supérieure de Commerce de Paris. After having begun his career as a signing officer at Crédit Lyonnais and then as a Vice-President at Union Immobilière et Financière, Édouard de Royere joined Air Liquide in 1966 and became Company Secretary.

A director of Air Liquide from 1971 to November, 2001, Édouard de Royere was appointed Executive Vice-President in 1979, Vice-Chairman and CEO in 1982 and served as Chairman and CEO from 1985 to 1995. He was named Honorary Chairman of Air Liquide in 1997 and was a member of the Supervisory Board from November 2001 until May 10, 2006.

Édouard de Royere is today a director and a member of the Audit and Accounts Committee of L'Air Liquide S.A.

Édouard de Royere is also a member of the Supervisory Board of Michelin and Censor of Fimalac. He is the Honorary Chairman of the Association Nationale des Sociétés par Actions (ANSA).

He owns 30,503 shares.



**Thierry Desmarest**
**Director**
Term expires in 2009.

Born in 1945, Thierry Desmarest graduated from École Polytechnique and École des Mines and spent 4 years with the New Caledonia Department of Mines, before serving as a Technical Advisor at the Ministry of Industry in 1975, and then at the Ministry of Economic Affairs in 1978. He joined Total in 1981 as Managing Director of Total Algeria. He held various executive positions within Total Exploration Production, ultimately becoming its Chief Executive Officer in 1989 and a member of the Group's Executive Committee that same year. He became Chairman and CEO of Total in 1995, of Totalfina in 1999, and then of Elf Aquitaine and TotalFinaElf in 2000. Thierry Desmarest was Chairman and CEO of Total S.A. from 2003 until February 2007 when he became Chairman of the Board of Directors of Total S.A. He is also Chairman and CEO of Elf Aquitaine and Chairman of the Total Foundation.

Thierry Desmarest was a director of Air Liquide from 1999 to November, 2001, then a member of the Supervisory Board from November, 2001 until 2006. Since then, he has been a director and a member of the Appointments Committee and a member of the Remuneration Committee of L'Air Liquide S.A.

He is also a director of Sanofi-Aventis and a member of the Supervisory Board of Areva.

He owns 1,076 shares.



**Alain Joly**
**Director**
Term expires in 2009.

Born in 1938, Alain Joly graduated from École Polytechnique and joined Air Liquide's Engineering Division in 1962. From 1967 to 1973, he had various responsibilities at Air Liquide Canada, in Montreal, and then in the Americas Division. From 1973 to 1985, he served successively as Vice-President Corporate Strategy and Management, Regional Manager of the French Gases Division, Company Secretary and Secretary of the Board of Directors.

He became a director of Air Liquide in 1982, then Chief Executive Officer in 1985 and Chairman and CEO in 1995. Alain Joly was Chairman of the Supervisory Board of Air Liquide from November, 2001 until May 10, 2006.

He is presently a director, a member of the Appointments Committee and a member of the Remuneration Committee of L'Air Liquide S.A.

He is also a director of Lafarge and BNP Paribas.

He owns 66,866 shares.



**Professeur Rolf Krebs**
**Director**
Term expires in 2008.

Born in 1940, Rolf Krebs studied medicine and obtained a MD from the University of Mainz and then lectured there for several years. He joined Bayer AG in 1976 where he held various positions including Head of Pharmaceutical Research and Development, from 1984 to 1986, then Executive Vice-President of Bayer Italia from 1986 to 1989. He joined Boehringer Ingelheim in 1989 as a member of the Management Board, and, from 2001 until the end of 2003, he was Chairman of the Management Board.
Rolf Krebs served as President of the European Federation of Pharmaceutical Industries from 1996 to 1998, then as President of the International Federation of Pharmaceutical Industries from 2000 to 2001.

Rolf Krebs was a member of the Supervisory Board of Air Liquide from May, 2004 until May 10, 2006. Since then, he has been a director and a member of the Audit and Accounts Committee of L'Air Liquide S.A.

He is also Chairman of the Supervisory Board of Epigenomics AG, Ganymed Pharmaceuticals AG, Merz Pharmaceuticals GmbH and E. Merck KgaA. He is a member of the Advisory Board of Apax Partners, Deutsche Venture Capital, Weissheimer Malz GmbH, Lehman Brothers Ltd and E. Merck OHG.

He owns 605 shares.



**Béatrice Majnoni d'Intignano**
**Director**
Term expires in 2010.

Born in 1942, Béatrice Majnoni d'Intignano graduated from University in 1975 with a degree in economics. She has been Professeur agrégé des Universités at Paris-XII Créteil since 1980 (currency, international relations, macroeconomics, economics of healthcare).
Béatrice Majnoni d'Intignano was Conseiller Économique à l'Assistance Publique, Hôpitaux de Paris, from 1980 to 1987, and has been a consultant with the World Health Organization since 1980. She has also been a member of the Economic Analysis Council of the French Prime Minister since 1997, a member of the Editorial Committee of the review *Commentaire*, and a member of Société d'Économie politique. Béatrice Majnoni d'Intignano is the author of a large number of books and articles about economics, employment, Europe, the economics of healthcare and women's role in society.

Béatrice Majnoni d'Intignano was a member of the Supervisory Board of Air Liquide from May, 2002 until May 10, 2006. Since then, she has been a director and a member of the Audit and Accounts Committee of L'Air Liquide S.A.

She is also a director and a member of the Remuneration and Agreements Committee of AGF.

She owns 702 shares.



**Thierry Peugeot**
**Director**
Term expires in 2009.

Born in 1957, Thierry Peugeot graduated from ESSEC and began his career with the Marrel Group in 1982 as Export Manager for the Middle-East and English-speaking Africa Division of Air Marrel, and then Director of Air Marrel America. He joined Automobiles Peugeot in 1988 as Regional Manager of the South-East Asia zone, then became Chief Executive Officer of Peugeot do Brasil in 1991 and Chief Executive Officer of Slica in 1997. In 2000, he became International Key Accounts Director of Automobiles Citroën and then, in 2002, Vice-President Services and Spare Parts before being appointed to the PSA Peugeot Citroën Vice Presidents Committee. Thierry Peugeot has been Chairman of the Supervisory Board of Peugeot S.A. since December 2002.

Thierry Peugeot was a member of the Supervisory Board of L'Air Liquide S.A. from May, 2005 until May 10, 2006. He is presently a director of the Company.

He is also Vice-Chairman of Etablissements Peugeot Frères and a director of Société Foncière, Financière et de Participations, La Française de Participations Financières, La Société Anonyme de Participations, Immeubles et Participations de l'Est, Faurecia and Compagnie Industrielle de Delle. In addition, he is Permanent Representative of Compagnie Industrielle de Delle on the Board of Directors of LISI.

He owns 550 shares.



**Paul Skinner**
**Director**
Term expires in 2010.

Born in 1944, Paul Skinner has a law degree from the University of Cambridge and from the Manchester Business School. He started his career in 1966 with the Royal Dutch/Shell group. After having been responsible for managing several subsidiaries in Greece, Nigeria, New Zealand and Norway, Paul Skinner became President of the Shell International Trading and Shipping Company from 1991 to 1995. He was responsible for strategy and international marketing for Shell International Petroleum Co Ltd. from 1996 to 1998. In 1998, he was appointed President of Shell Europe Oil Products. In 1999, he was appointed Chief Executive Officer of Royal Dutch/Shell's global Oil Products business and later was appointed a Group Managing Director of the Royal Dutch/Shell group.

After his retirement from Shell, he was appointed as non-executive Chairman of Rio Tinto plc, the global mining company, in November, 2003, and of Rio Tinto Ltd.

He has been a director of L'Air Liquide S.A. since May 10, 2006.

He is also a director of Standard Chartered plc, Tetra Laval Group, a member of the Board of Directors of INSEAD and a member of the Board of the British Ministry of Defence.

He owns 550 shares.

# BRIEF STATEMENT ABOUT THE GROUP FOR FINANCIAL YEAR 2006

## 2006 KEY FIGURES

*Since industrial and medical gases are very rarely exported, the impact of currency fluctuations on revenue and results is limited to the accounting consolidation in euros of the financial statements of our foreign subsidiaries. Fluctuations in natural gas prices are passed on to our customers through indexed pricing clauses.*

| In millions of euros | 2005 | 2006 | Change 06 / 05 as reported | Change 06 / 05 comparable* |
|---|---|---|---|---|
| Total revenue | 10,435 | 10,949 | + 4.9 % | + 5.7 % |
| *Of which Gas and Services* | *9,148* | *9,628* | + 5.3 % | + *6.1 %* |
| Operating income recurring | 1,518 | 1,659 | + 9.3 % | |
| Operating income | 1,473 | 1,662 | + 12.8 % | |
| Net profit (Group share) | 933 | 1,002 | + 7.4 % | |
| Net profit (Group share) *underlying* | 900 ** | 1,002 | + 11.4 % | |
| Funds from operations | 1,805 | 1,889 | + 4.7 % | |
| Net profit per share*** (in euros) | 7.86 | 8.35 | + 6.2 % | |
| *Underlying* | | | *+ 10.2 %* | |
| Dividende par action (en euros) | 3.49 **** | 4.00 | + 14.6 % | |
| Return on capital employed after tax (ROCE) | 11.7 % | 11.9 % | | |

* *excluding currency, natural gas and the impact of the deconsolidation of liquid chemicals in the United States since the 2nd quarter 2005*

** *excluding significant exceptional items: in 2005, capital gain from the disposal of Séchilienne and restructuring costs in certain European countries*

*** *average number of shares outstanding for 2006 used for the calculation of the profit per share: 120,038,567*

**** *adjusted for bonus share issue (June 2006)*

| Operating margin | 2005 | 2006 |
|---|---|---|
| Operating income recurring / Revenue | 14.5 % | 15.2 % |
| *excluding natural gas impact* | | *15.1 %* |

### Revenue

**Revenue** rose across all regions and in all business lines, reaching **10,949 million euros** in 2006, an increase of **+ 5.7 %** on a comparable basis (excluding currency, natural gas and significant perimeter effect).

**Gas and Services** revenue grew by **+ 6.1 %** on a comparable basis at **9,628 million euros**. Growth was particularly strong in Asia, in emerging countries and in Japan where the economic recovery is underway. The increase in revenue also remained strong in the Americas and trends improved throughout the year in Europe. Hydrogen, homecare, and large contracts in China recorded particularly strong growth.

### Operating Income Recurring

**Operating income recurring** amounted to 1,659 million euros, up + 9.3 %. The **operating income recurring margin** (operating income recurring as percentage of revenue) was **15.2 %**, compared to 14.5 % in 2005.

This improvement in margin results notably from the deferred recovery of the energy costs increase through either indexation clauses in Large Industries and/or price effects in the Industrial Merchant activity, together with continued efficiency measures and a more modest growth in depreciation.

### Net Profit

**Net finance costs** and **other financial income and expenses** totaled 198 million euros, down - 6.9 %, a decrease related principally to the reduction in the Group's debt in 2006.

**The profit from associates** was 28 million euros, versus 37 million euros in 2005, reflecting the disposal of Group shares in Séchilienne-Sidec in 2005.

The **effective tax rate** amounted to 28.7 % in 2006, slightly down compared to 2005, due to lower tax rates in certain countries.

**Minority interests** totaled 70 million euros, down - 5.2 % compared to 2005. This reduction is primarily explained by the 2005 sale of the Group's interest in the Sidergal cogeneration unit in France and by the purchase at the end of 2005 of the minority interests in SOAEO.

Overall, the **net profit (Group share)** reached 1,002 million euros in 2006, up + 7.4 %.

**Net profit (Group share)** in 2005 included two significant, non-recurring items. Excluding these two extraordinary items, 2006 underlying net profit (Group share) increased by **+ 11.4 %.**
**Net profit per share** totaled 8.35 euros, up + 6.2 %. The average number of shares outstanding used for the calculation of net profit per share for 2006 was 120,038,567. Underlying EPS growth was + 10.2 %.

| in million euros after tax | 2005 | 2006 | 06/05 |
|---|---|---|---|
| Net profit (Group share) | 933 | 1 002 | + 7,4 % |
| Sale of Séchilienne-Sidec | (81) | | |
| Restructuring provisions, Industrial Customers* in Europe | 48 | | |
| Net profit underlying | 900 | 1 002 | + 11,4 % |

** this business line is now called Industrial Merchant.*

In 2006, the Group repurchased 782,973 shares at an average price of 167.50 euros, for a total cost of 131.1 million euros.

## Financial position and balance sheet

**Funds from operations** before changes in working capital requirements rose by + 4.7 % in 2006. This increase is more limited than the growth in net profit because of the modest increase in depreciation, the restructuring payments in Europe (which had been provisioned previously) and the impact of capital gains from disposals.

The change in the **working capital requirements** was 109 million euros in 2006. The ratio of the working capital requirement to revenue was relatively stable over the year at 11.5 %, but with a solid improvement compared to June 30, 2006.

**Capital expenditures** totaled 1,201 million euros in 2006, of which 1,129 million euros were for industrial investments and 72 million euros for financial investments, primarily for Healthcare in Europe and Electronics in Japan (Toshiba Nano-Analysis).

For 2006, **investment decisions** totaled 1,508 million euros, representing an increase of some 300 million euros over 2004 and 2005. This significant increase reflects the acceleration in contract signings with Large Industries clients in the last quarter.

**Proceeds from disposals** totaled 105 million euros.

As of December 31, 2006, **net debt** amounted to 3,447 million euros, a decrease of 293 million euros compared to December 31, 2005.

The **debt to equity ratio** was 52.5 % at December 31, 2006, compared to 60.2 % at year-end 2005, reflecting the Group's solid financial position.

**The return on capital employed** (ROCE) after tax was 11.9 %, up compared to 2005, close to our 12 % target.

## Analysis by geographical area Gas and Services

**Europe** posted solid performance, with growth in operating income recurring of + 8.0 % and improved margins in its Industrial Merchant activity. The ratio of operating income recurring to revenue, net of natural gas, was 19.7 %, compared to 19.2 % in 2005.

Operating income recurring for the **Americas** grew + 9.9 %, primarily reflecting the increase in margins in the Industrial Merchant activity due to a progressive recovery of energy costs. The margin (operating income recurring to revenue, net of natural gas) was 14.8 %, compared to 14.1 % in 2005.

For **Asia-Pacific**, operating income recurring totaled 266 million euros, up + 5.1 %, with margins remaining stable overall. The ratio of operating income recurring to revenue, net of natural gas, was 14.7 %, compared to 14.8 % in 2005.

## Related Activities

The operating income recurring of **related activities** totaled 123 million euros, up + 16.7 %.

Note:

- **Welding**: double-digit increase with stable margins,
- Sustained profits in **Engineering and Construction**,
- Improved margins in **Chemicals**, with strong activity growth.

## Dividends

A **dividend of 4.00 euros per share**, representing an increase of **+ 14.6 %**, will be proposed at the next General Shareholders' Meeting on May 9, 2007.

## Outlook: new medium-term growth targets

Based on our reinforced geographic positioning, especially in Asia, and the strong increase in its portfolio of projects, the Group aims at improving its performance and accelerating its growth over the coming years.

At constant currencies and energy prices, Air Liquide targets to grow progressively over the **2007-2011** period between **+ 8 and + 10 % p.a. in revenue**. This should lead to a **+ 10 to 13 % p.a. increase in net profit**.

For **2007**, our goal is to reach **double-digit growth in net profit**.

# FIVE YEAR SUMMARY OF COMPANY RESULTS

*(Articles 133, 135 and 148 of Decree 67-236 of March 23, 1967)*

| | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| a) Share capital (in euros) | 1,109,002,851 | 1,099,042,087 | 1,200,989,053 | 1,204,923,225 | **1,332,641,079** |
| b) Number of outstanding ordinary shares | 100,818,441 | 99,912,917 | 109,180,823 | 109,538,475 | **121,149,189** |
| c) Number of shares with bonus dividend entitlement | 24,489,228 | 24,266,063 | 25,876,746 | 27,264,001 | **31,126,097** |
| d) Number of outstanding preferred dividend shares (without voting rights) | - | - | - | - | - |
| e) Maximum number of shares to be created | | | | | |
| - by conversion of bonds | - | - | - | - | - |
| - by exercise of subscription rights | - | - | - | - | - |
| | | | | | |
| a) Net sales | 1,207 | 1,318 | 1,348 | 1,460 | **1,550** |
| b) Net profit before tax, employee profit-sharing, but before depreciation, amortization and provisions | 404 | 437 | 554 | 564 | **635** |
| c) Corporate income tax | 17 | 84 | 10 | 34 | **8** |
| d) Employee profit-sharing for the year | 2 | 3 | 2 | 2 | **3** |
| e) Net profit after tax, employee profit-sharing, and depreciation, amortization and provisions | 325 | 328 | 384 | 441 | **548** |
| f) Non-recurring capital gains or losses | - | 84 | - | 156 | - |
| g) Net profit | 325 | 412 | 384 | 597 | **548** |
| h) Distributed profit | 414 | 336 | 391 | 432 | **497** |
| | | | | | |
| a) Net profit after tax, employee profit-sharing, but before depreciation, amortization and provisions | | | | | |
| - over the number of ordinary shares outstanding | 3.82 | 4.16 | 4.96 | 5.06 | **5.16** |
| - over the adjusted number of shares (1) | 3.19 | 3.47 | 4.55 | 4.66 | **5.20** |
| b) Net profit after tax, employee profit-sharing, and depreciation, amortization and provisions | | | | | |
| - over the number of ordinary shares outstanding | 3.22 | 3.29 | 3.52 | 4.03 | **4.52** |
| - over the adjusted number of shares (1) | 2.96 | 2.74 | 3.23 | 3.72 | **4.56** |
| c) Dividend allocated to each share | | | | | |
| - over the number of ordinary shares outstanding | 3.20 | 3.20 | 3.50 | 3.85 | **4.00** |
| - over the adjusted number of shares (2) | 2.63 | 2.63 | 3.18 | 3.49 | **4.00** |
| d) Bonus dividend | | | | | |
| - over the number of beneficiary shares | 0.32 | 0.32 | 0.35 | 0.38 | **0.40** |
| - over the number of adjusted shares (2) | 0.26 | 0.26 | 0.32 | 0.35 | **0.40** |
| | | | | | |
| a) Average number of salaried employees during the year | 4,523 | 4,980 | 5,028 | 5,057 | **4,991** |
| b) Total payroll for the year (in millions of euros) | 183 | 208 | 219 | 228 | **235** |
| c) Amounts paid with respect to employee benefits during the year (social security, staff benefits, etc) and provisions for paid vacations (in million of euros) | 139 | 155 | 170 | 179 | **188** |

*(1) Adjusted to take into account, in the weighted average, the capital increases performed via capitalization of reserves or additional paid-in capital, cash subscriptions and treasury shares.*
*(2) Adjusted to take into account the capital increases performed via capitalization of reserves or additional paid-in capital.*

## YOU, THE INDIVIDUAL SHAREHOLDER, HAVE ALWAYS BEEN PART OF AIR LIQUIDE'S HISTORY.

If you have not already done so, **join the 146,000 registered shareholders and take advantage** of several benefits:

- **service +** :
  for registered shares held through your financial intermediary,
- **service ++** :
  for direct registered shares, managed by our Shareholder Services at Air Liquide head office.

*Go straight to pages 36 and 37 of the enclosed Shareholders' Guide and find out how to receive* ***a 10 % bonus dividend****, in accordance with the Articles of Association, if you hold your shares in registered form.*

*The forms used to convert bearer shares and to open a registered share account are available in the central pages of the Guide.*

**Bring us closer together by registering your shares.**

For more information, contact Shareholder Services
at the toll-free number dedicated for registering your shares.

N°Vert 0 800 553 553

*(from France only)*

## Contact us




Shareholder Services
75, quai d'Orsay
75321 Paris cedex 07



Toll-free number
N°Vert 0 800 16 61 79
or + 33 (0) 1 57 05 02 26
from outside France



shareholders@airliquide.com
www.airliquide.com




AIR LIQUIDE


END


L'Air Liquide S.A. - Corporation for the study and application of processes developed by Georges Claude with registered capital of 1 325 557 618 euros - Head office : 75, quai d'Orsay, 75321 Paris cedex 07 - Tel.: + 33 1 40 62 55 55 - RCS Paris 552 096 281